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इंडियन ऑयल कॉर्पोरेशन लिमिटेड
रजिस्टर्ड ऑफिस : इंडियन ऑयल भवन,
जी-९, अली यावर जंग मार्ग, बांद्रा (पूर्व), मुंबई - ४०० ०५१. भारत

02 JUN 21 AM 11:58

Indian Oil Corporation Limited

Indian Oil

Regd. Office : Indian Oil Bhavan.
G-9, Ali Yavar Jung Marg, Bandra (East), Mumbai - 400 051.
Tele. & Fax : 644 38 80

02042081

SUPPL

File No. **82-4894**

No.Secl/SE/Aud.Result

18th June, 2002

The US Securities & Exchange Commission,
450, 5th Street, N.W.,
Washington D.C. 20549,
U.S.A.

PROCESSED
JUN 2 6 2002
P THOMSON FINANCIAL

Sub: Audited Financial Results for the year ended 31st March, 2002

Dear Sir,

As required under Clause 41 of the Listing Agreement, we enclose herewith at **Annexure-I**, a statement in the prescribed format showing the Audited Financial Results for the year ended 31st March, 2002.

The above results have been taken on record by the Board of Directors at its meeting held on 18th June, 2002 at New Delhi. The results will be published in leading national newspapers of all India coverage and also a vernacular newspaper and will also be put on the Corporation's web site.

Thanking you,

Yours faithfully,
For INDIAN OIL CORPORATION LTD.

(R.NARAYANAN)
COMPANY SECRETARY

ENCL:- Annx-1 (2 pages)

इंडियन ऑयल कॉर्पोरेशन लिमिटेड
रजिस्टर्ड ऑफिस : इंडियन ऑयल भवन,
जी-९, अली यावर जंग मार्ग, बांद्रा (पूर्व), मुंबई - ४०० ०५१. भारत

Indian Oil Corporation Limited

Regd. Office : Indian Oil Bhavan,
G-9, Ali Yavar Jung Marg, Bandra (East), Mumbai - 400 051.
Tele. & Fax : 644 38 80

Indian Oil

File No.**82-4894**

No.Secl/SE/Aud.Result 18th June, 2002

The US Securities & Exchange Commission,
450, 5th Street, N.W.,
Washington D.C. 20549,
U.S.A.

Sub: Audited Financial Results for the year ended 31st March, 2002

Dear Sir,

As required under Clause 41 of the Listing Agreement, we enclose herewith at **Annexure-I**, a statement in the prescribed format showing the Audited Financial Results for the year ended 31st March, 2002.

The above results have been taken on record by the Board of Directors at its meeting held on 18th June, 2002 at New Delhi. The results will be published in leading national newspapers of all India coverage and also a vernacular newspaper and will also be put on the Corporation's web site.

Thanking you,

Yours faithfully,
For INDIAN OIL CORPORATION LTD.

(R.NARAYANAN)
COMPANY SECRETARY

ENCL:- Annx-I (2 pages)

				[illegible]	[illegible]	117,767.02
5.	Interest	1,193.01	348.90	480.66	1,541.91	1,673.79
6.	Gross Profit after Interest but before Depreciation and Taxation (2+3-4-5)	3,087.81	2,903.95	320.44	5,991.76	4,186.54
7.	Depreciation	1,095.43	296.93	(346.95)*	1,392.36	1,223.93
8.	Profit Before Tax (6-7)	1,992.38	2,607.02	667.39	4,599.40	2,962.61
9.	Provision for Taxation (Net)					
	- Current Tax	137.32	859.70	(46.00)	997.02	242.28
	- Deferred Tax	267.84	449.88	-	717.72	-
10.	Net Profit (8-9)	1,587.22	1,297.44	713.39	2,884.66	2,720.33
11.	Paid-up Equity Share Capital (Face Value - Rs. 10 each)	778.67	778.67	778.67	778.67	778.67
12.	Reserves excluding revaluation reserves	-	-	-	14,532.35	15,192.30
13.	Earning Per Share (Basic and Diluted) (Rs.)	20.38	16.67	9.16	37.05	34.94
14.	Aggregate of Non-Promoter Shareholding					
	a) Number of Shares	139,956,230	139,956,230	139,956,230	139,956,230	139,956,230
	b) Percentage of Shareholding (%)	17.97	17.97	17.97	17.97	17.97
PHYSICAL (IN MMT)						
15.	PRODUCT SALES	35.37	11.80	12.25	47.17	47.80
16.	REFINERIES THROUGHPUT	25.03	8.73	8.49	33.76	33.22
17.	PIPELINES THROUGHPUT	30.67	9.69	9.88	40.36	39.44

* CONSEQUENT TO CHANGE IN ACCOUNTING POLICY FOR CHARGING DEPRECIATION ON LPG CYLINDERS AND PRESSURE REGULATORS FROM 100% TO 16.21%.

NOTES :

A. THE AUDITED ACCOUNTS ARE SUBJECT TO REVIEW BY THE COMPTROLLER AND AUDITOR GENERAL OF INDIA UNDER SECTION 619 (4) OF THE COMPANIES ACT, 1956.

B. THE ABOVE RESULTS HAVE BEEN TAKEN ON RECORD BY THE BOARD OF DIRECTORS AT THEIR MEETING HELD ON JUNE 18, 2002

C. THE BOARD OF DIRECTORS HAS RECOMMENDED DIVIDEND @ 110% AMOUNTING TO Rs.856.54 CRORES FOR THE YEAR 2001-02 AS AGAINST 95% (Rs.739.74 CRORES) DURING 2000-01.

D. THE PROFIT DURING THE CURRENT QUARTER IS HIGHER MAINLY ON ACCOUNT OF SETTLEMENT OF POOL CLAIMS FOR EARLIER YEARS.

E. IN COMPLIANCE OF ACCOUNTING STANDARD-22 -"ACCOUNTING FOR TAXES ON INCOME" ISSUED BY THE INSTITUTE OF CHARTERED ACCOUNTANTS OF INDIA, THE CORPORATION HAS PROVIDED ACCUMULATED DEFERRED TAX LIABILITY OF Rs.2687.34 CRORES AS ON 1.04.2001 WITH A CORRESPONDING CHARGE TO GENERAL RESERVE.

F. FIGURES HAVE BEEN REGROUPED WHEREVER NECESSARY.

SEGMENT-WISE RESULTS FOR THE YEAR ENDED 31ST MARCH 2002

		(Rs.Crore) YEAR ENDED 31.03.2002
1.	**SEGMENT REVENUE ***	
	a) SALE OF IMPORTED CRUDE OIL	18,238.72
	b) SALE OF PETROLEUM PRODUCTS	96,797.78
	Sub-total	**115,036.50**
2.	**SEGMENT RESULTS:**	
	a) PROFIT BEFORE TAX, INTEREST INCOME INTEREST EXP. AND DIVIDEND FROM EACH SEGMENT	
	i) SALE OF IMPORTED CRUDE OIL	23.20
	ii) SALE OF PETROLEUM PRODUCTS	5,511.55
	Sub-total of (a)	**5,534.75**
	b) INTEREST EXPENDITURE	1,544.42
	c) OTHER UN-ALLOCABLE EXPENDITURE NET OF UN-ALLOCABLE INCOME	(609.07)
	d) PROFIT BEFORE TAX (a - b - c)	**4,599.40**
3.	**CAPITAL EMPLOYED:**	
	(SEGMENT ASSETS - SEGMENT LIABILITIES)	
	a) SALE OF IMPORTED CRUDE OIL	296.00
	b) SALE OF PETROLEUM PRODUCTS	8,342.40
	c) OTHERS (CORPORATE)	6,672.62
	Sub-total	**15,311.02**

* SEGMENT REVENUE COMPRISES OF TURNOVER, NET CLAIM/(SURRENDER) TO OIL INDUSTRY POOL ACCOUNT AND OTHER INCOME (EXCLUDING INTEREST INCOME & DIVIDEND INCOME)

BY ORDER OF THE BOARD

(P. SUGAVANAM)
DIRECTOR (FINANCE)

PLACE: NEW DELHI
DATED: 18.06.2002

इंडियन ऑयल कॉर्पोरेशन लिमिटेड
रजिस्टर्ड ऑफिस : इंडियन ऑयल भवन,
जी-९, अली यावर जंग मार्ग, बांद्रा (पूर्व), मुंबई - ४०० ०५१. भारत

Indian Oil Corporation Limited
Regd. Office : Indian Oil Bhavan.
G-9, Ali Yavar Jung Marg, Bandra (East), Mumbai - 400 051.
Tele. & Fax : 644 38 80

Indian Oil

File No.**82-4894**

No.Secl/SE/Aud.Result 18th June, 2002

The US Securities & Exchange Commission,
450, 5th Street, N.W.,
Washington D.C. 20549,
U.S.A.

Sub: Intimation about recommendation of dividend and financial information for the year 2001-02.

Dear Sir,

In accordance with provisions of Clause 20(a) of the Listing Agreement, it is hereby intimated that Board of Directors in its meeting held on 18th June, 2002 have recommended dividend of 110% for the financial year ended March, 2002.

In accordance with provisions of Clause 20(b) of the Listing Agreement, the following financial information for the year 2001-2002 is given herein below:-

		Year ended 31st March, 2002 (Rs. in crores)	Year ended 31st March, 2001 (Rs. in crores)
(i)	Total turnover	**114900.12**	122433.81
(ii)	Gross Profit (after interest but before depreciation & taxation)	**5991.76**	4186.54
(iii)	Depreciation charged	**1392.36**	1223.93
(iv)	Tax Provision – (Net)Current - Deferred	**997.02** **717.72**	242.28 -
(v)	Net Profit	**2884.66**	2720.33
(vi)	Appropriation of profit to General Reserve	**1536.05**	1503.97
(vii)	Capital Profit	**NIL**	NIL
(viii)	Accumulated profits of the past years (reserves excluding revaluation reserves)	**14532.35**	15192.30
(ix)	Source of Dividend	Current year's profit	

Notes :

(i) The figures have been re-grouped wherever necessary.

(ii) The above financial information have been compiled from the Audited Accounts which are subject to review by the Comptroller and Auditor General of India under Section 619(4) of the Companies Act, 1956.

(iii) The Corporation has provided Accumulated Deferred Tax liability of Rs.2687.34 crores as on 1.4.2001 with a corresponding charge to General Reserve as per Accounting Standard AS-22.

(iv) Net Profit for the year 2001-02 has been arrived at after provision for Deferred Tax of Rs.717.72 crore for the year 2001-02 as per Accounting Standard AS-22.

This is for your information and record please.

Thanking you,

Yours faithfully,
For INDIAN OIL CORPORATION LTD.

(R.NARAYANAN)
COMPANY SECRETARY

इंडियन ऑयल कॉर्पोरेशन लिमिटेड
रजिस्टर्ड ऑफिस : इंडियन ऑयल भवन,
जी-९, अली यावर जंग मार्ग, बांद्रा (पूर्व), मुंबई - ४०० ०५१. भारत

Indian Oil Corporation Limited
Regd. Office : Indian Oil Bhavan.
G-9, Ali Yavar Jung Marg, Bandra (East), Mumbai - 400 051.
Tele. & Fax : 644 38 80

Indian Oil

File No.**82-4894**

No.Secl/SE/Aud.Result

18th June, 2002

The US Securities & Exchange Commission,
450, 5th Street, N.W.,
Washington D.C. 20549,
U.S.A.

Sub: Audited Financial Results for the year ended 31st March, 2002

Dear Sir,

As required under Clause 41 of the Listing Agreement, we enclose herewith at **Annexure-I**, a statement in the prescribed format showing the Audited Financial Results for the year ended 31st March, 2002.

The above results have been taken on record by the Board of Directors at its meeting held on 18th June, 2002 at New Delhi. The results will be published in leading national newspapers of all India coverage and also a vernacular newspaper and will also be put on the Corporation's web site.

Thanking you,

Yours faithfully,
For INDIAN OIL CORPORATION LTD.

(R.NARAYANAN)
COMPANY SECRETARY

ENCL:- Annx-1 (2 pages)